FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 August 18, 1998

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                              5 David Navon Street
                                Moshav Magshimim
                           Petah-Tikvah, 49001, Israel
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]         Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     Attached hereto and incorporated by reference herein are three press releases of the registrant dated August 4, 1998, August 4, 1998 and August 14, 1998.

              [Letterhead of Lippert/Heilshorn & Associates, Inc.]


Company Contact: Erez Shachar Contact:       Contact: Jody Burfening [ext.304]
President and CEO                            Lippert/Heilshorn & Associates Inc.
NUR Macroprinters Ltd.                       212-838-3777
011-972-3-908-7676                           E-mail: jody@lhai.com
E-mail: erez@nur.com


                 NUR MACROPRINTERS ANNOUNCES THE APPOINTMENT OF
                ROBERT L. BERENSON, PRESIDENT OF GREY - USA, AND
                     RONI FERBER, TO ITS BOARD OF DERECTORS

     Magshimim, Israel, August 4, 1998 - NUR Macroprinters Ltd. (NASDAQ NM:
NURTF), manufacturer of the market-leading NUR Blueboard continuous inkjet printer, announced today the appointment of Robert L. Berenson, President of Grey, USA, and Roni Ferber to serve on the company's board of directors. Mr. Berenson and Mr. Ferber will be replacing Scott Weissman, David Fuchs and Shimon Alon, who have served on the board since the beginning of 1997.

     Mr. Berenson runs Grey Advertising's headquarters office, the largest advertising agency in New York. He has been with Grey Advertising for twenty five years, in different positions, managing many of the major accounts of the company, leading worldwide business policy decisions, and establishing Grey Advertising's existing market position. Mr. Berenson is renowned for his ability to consistently develop innovative operating strategies and business revitalization programs for the client companies with whom he has been associated.

     Mr. Ferber has had a long career in the technology industry in Israel. He was the co-founder and CEO of Nikuv Computer Systems Ltd., the first Israeli software company to go public in the Tel Aviv stock exchange. He then moved to different financial and strategic consulting positions, assisting several private and public companies in the establishment and implementation of their business strategy. Mr. Ferber is currently consulting and acting as a director to companies such as International Software Group Ltd., (NASDAQ: SISGF), Omnitech Eichut Ltd. and others.

                                     -More-

NUR MACROPRINTERS, LTD.
PAGE TWO


     "We are delighted to have Mr. Berenson and Mr. Ferber on board," commented Erez Shachar, President and Chief Executive Officer of NUR Macroprinters. NUR is constantly developing new media applications of outdoor advertising. We believe that Mr. Berenson's experience and background in the advertising business will be of great assistance in the identification of new outdoor advertising venues, media trends, and business opportunities for Nur and its customers. In addition, Mr. Ferber's experience in steering other Israeli high-tech companies will help move the company forward."

     "We would like to thank David Fuchs, Scott Weissman and Shimon Alon for the assistance to the company since they joined the board of directors last year. Shimon Alon has been on the board since the beginning of 1997. Mr. Fuchs and Mr. Weisman, both senior executives of Josephthal & Co., were appointed to the board immediately after the change of ownership and management in April 1997. David Fuchs also served as the acting CFO from April to September of 1997. They were instrumental in assisting the Company in the implementation of its turn-around program.

     Today, more than a year after the change of ownership and management, we believe that the Company will benefit from a broadening of the Board's focus from strictly financial concerns to include industry and strategic perspectives. Since April 1997 NUR reported four consecutive record quarters of revenues and profitability, and we believe the Company has laid a solid foundation on which to grow in the future."

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format ink-jet printing systems and consumables. The company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications, such as bil1boards, posters, banners and point of purchase displays for advertising as well as decorations and backdrops for show rooms, fleet graphics, trade shows, museums and exhibits. NUR printers are installed in over 130 sites


                                     -More-

NUR MACROPRINTERS, LTD.
PAGE THREE

throughout Europe, North and South America, Africa and Asia.

Certain statements made herein that use the words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                      ###

              [Letterhead of Lippert/Heilshorn & Associates, Inc.]


Company Contact: Erez Shachar Contact:       Contact: Jody Burfening [ext.304]
President and CEO                            Lippert/Heilshorn & Associates Inc.
NUR Macroprinters Ltd.                       212-838-3777
011-972-3-908-7676                           E-mail: jody@lhai.com
E-mail: erez@nur.com


               NUR MACROPRINTERS ANNOUNCES NEW VICE PRESIDENT FOR
                             RESEARCH & DEVELOPMENT
                      -Key Management Appointment Reflects
                         New Product Development Focus-

     Magshimim, Israel, August 4,1998. - NUR Macroprinters Ltd. (NASDAQ NM:
NURTF), manufacturer of the market-leading NUR Blueboard digital inkjet printing system, today announced that it has appointed Efi Weinreb to be the Company's new Vice President for Research and Development.

     Weinreb most recently held the position of Vice President, Research and Development at Automedia, a high-technology company dealing with digital video. Prior to that he served at Scitex Corporation (NASDAQ: SCIXF) for 15 years where he managed several large-scale R&D projects involving interactive work stations and pre-press servers.

     Commenting on the appointment, Erez Shachar, President and CEO of NUR Macroprinters Ltd., said, "Efi Weinreb is a highly experienced professional who is well acquainted with the digital printing industry. Weinreb is an excellent team leader and brings a wealth of experience and Research and Development management skills to NUR. As we cross the threshold into the new millenium, NUR's Research and Development team, under Weinreb's leadership, will actively utilize the company's technological capabilities and market know-how in developing exciting new high quality products."

                                     -More-

NUR MACROPRINTERS, LTD.
PAGE TWO


NUR superwide digital printing systems are used for a broad range of applications, including fleet graphics and advertising, exhibition and trade show displays, informational murals and outdoor signage, frontlit and backlit displays for retail and point-of-purchase windows, airports, hospitals, shopping centers, courtroom exhibits, sporting events and cinema houses, decorative construction scaffolding covers, scenery backdrops for theater, television and film studios and more.

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format inkjet printing systems and consumables. The Company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications. NUR printers are installed in over 130 sites throughout Europe, North and South America, Africa and Asia.

Certain statements made herein that use the words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's projects, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                      ###

              [Letterhead of Lippert/Heilshorn & Associates, Inc.]


                                                                    NEWS RELEASE


Company Contact: Erez Shachar                Contact: Jody Burfening [ext.304]
President and CEO                            Lippert/Heilshorn & Associates Inc.
NUR Macroprinters Ltd.                       212-838-3777
011-972-3-908-7676                           E-mail: jody@lhai.com
E-mail: erez@nur.com


                NUR MACROPRINTERS LTD. TO ACQUIRE 26% OF "MEITAL"
                                TECHNOLOGIES LTD.

     Magshimim, Israel, August 14, 1998 - NUR Macroprinters Ltd. (NASDAQ-NMS
Symbol: NURTF) today announced it has informed "Meital" Technologies Ltd. of its election to convert financing, previously provided by NUR to Meital, into preferred shares representing 26% of Meital's issued capital on a fully diluted basis.

     Meital Technologies Ltd. is a developer of piezo drop-on-demand printing technology, located in Israel. Nur Macroprinters has provided Meital with the financing, which as of June 30,1998, has been fully expended in NUR's accounts. The financing was provided pursuant to an agreement entered in December 1997, which granted NUR the right to convert the debt into preferred shares. Following the conversion, NUR will have the right to appoint two members to Meital's board, and additional rights and privileges.

     Commenting on the acquisition, Mr. Erez Shachar, President and CEO of NUR, said, "Meital is a very promising technological innovator in the possible applications of piezo drop-on-demand printing heads to wide format digital printing. Nur Macroprinters is a world leader in super-wide format digital printing, and we are constantly seeking to widen our technological base, in order to bring innovative products into the wide format printing market. Our decision to acquire equity in Meital is intended to open the way for co-operation between NUR and Meital.

                                     -More-

NUR MACROPRINTERS, LTD.
PAGE TWO


We believe that such co-operation will allow us to bring exciting new products into this rapidly growing market."

     Mr. Koby Markowitz, Managing Director of "Meital" commented, "We are excited about the prospects of co-operation with NUR. Meital has been concentrating on technological development in the past years. The marketing capabilities and market position, as well as the technological know-how and expertise of NUR will be real assets for Meital in the future. We are looking forward to the future co-operation with NUR in approaching the digital printing market."


NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format ink-jet printing systems and consumables. The company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications, such as billboards, posters, banners and point of purchase displays for advertising as well as decorations and backdrops for show rooms, fleet graphics, trade shows, museums and exhibits. NUR printers are installed in over 160 installations throughout Europe, North and South America, Africa and Asia.

Certain statements made herein that use the words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                       ###

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NUR MACROPRINTERS LTD.



Date:    August 18, 1998                 By:  /s/ Erez Shachar
                                              ---------------------------
                                         Name:    Erez Shachar
                                         Title:   Chief Executive Officer